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CUSIP No.  037916 10 3


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*

                            Applied Innovation, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common stock, $.01 par value
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   037916 10 3
          ------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
         -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)

         [ ]   Rule 13d-1(c)

         [x]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages
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CUSIP No.  037916 10 3

1.   Names of Reporting Person:

     Gerard B. Moersdorf, Jr.

     S.S. or I.R.S. Identification No. of Above Individual (optional):
                                                                     ###-##-####

2.   Check the Appropriate Box if a Member of a Group:

          (a) [ ]
          (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power: 5,560,313

6.   Shared Voting Power: 184,800

7.   Sole Dispositive Power: 5,560,313

8.   Shared Dispositive Power: 184,800

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 5,745,113

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
     (see footnote * below)

11.  Percent of Class Represented by Amount in Row (9): 36.32%

12.  Type of Reporting Person: IN


* Gerard B. Moersdorf, Jr. expressly disclaims beneficial ownership of 793,716 shares held by his spouse.


                               Page 2 of 6 Pages

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CUSIP No.  037916 10 3

1.   Names of Reporting Person:

     Linda S. Moersdorf

     S.S. or I.R.S. Identification No. of Above Individual (optional):
                                                                     ###-##-####

2.   Check the Appropriate Box if a Member of a Group:

          (a)  [ ]
          (b)  [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power: 793,716

6.   Shared Voting Power: 184,800

7.   Sole Dispositive Power: 793,716

8.   Shared Dispositive Power: 184,800

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 978,516

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
     (see footnote * below)

13.  Percent of Class Represented by Amount in Row (9): 6.18%

14.  Type of Reporting Person: IN

* Linda S. Moersdorf expressly disclaims beneficial ownership of 5,560,313 shares held by her spouse.


                               Page 3 of 6 Pages
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CUSIP No.  037916 10 3

ITEM 1.

     (a)  Name of Issuer: Applied Innovation Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          5800 Innovation Drive, Dublin, Ohio 43016

ITEM 2.

     (a)  Name of Persons Filing:

          (i)  Gerard B. Moersdorf, Jr.

          (ii) Linda S. Moersdorf

     (b)  Address of Principal Business Office, or, if none, Residence:

          (i)  Gerard B. Moersdorf, Jr.
               Applied Innovation, Inc.
               5800 Innovation Drive
               Dublin, Ohio  43016

          (ii) Linda S. Moersdorf
               7091 Oakstream Court
               Worthington, Ohio 43235

     (c) Citizenship: Gerard B. Moersdorf, Jr. is a citizen of the United States of America, and Linda S. Moersdorf is a citizen of the United Kingdom.

     (d)  Title of Class of Securities: Common Stock, $.01 par value

     (e)  CUSIP Number: 037916 10 3

ITEM 3.

     Not  applicable.


                               Page 4 of 6 Pages

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CUSIP No.  037916 10 3

ITEM 4. OWNERSHIP

     (a)  Amount Beneficially Owned:

          (i)  Gerard B. Moersdorf, Jr.: 5,745,113 shares

               Gerard B. Moersdorf, Jr. expressly disclaims beneficial ownership of 793,716 shares held directly by his spouse, Linda S. Moersdorf.

          (ii) Linda S. Moersdorf: 978,516 shares

               Linda S. Moersdorf expressly disclaims beneficial ownership of 5,558,188 shares held directly by her spouse, Gerard B. Moersdorf, Jr. and 2,125 shares held in her spouse's IRA.

     (b)  Percent of Class:

          (i)  Gerard B. Moersdorf, Jr.: 36.32%

          (ii) Linda S. Moersdorf: 6.18%

     (c)  Number of Shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:

               (A)  Gerard B. Moersdorf, Jr.: 5,560,313 shares

               (B)  Linda S. Moersdorf: 793,716 shares

          (ii) Shared power to vote or to direct the vote: 184,800

          (iii) Sole power to dispose or to direct the disposition of:

               (A)  Gerard B. Moersdorf, Jr.: 5,560,313 shares

               (B)  Linda S. Moersdorf: 793,716 shares

          (iv) Shared power to dispose or to direct the disposition of: 184,800

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable.


                               Page 5 of 6 Pages

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CUSIP No.  037916 10 3

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: February 11, 2000                     /s/ Gerard B. Moersdorf, Jr.
                                             ----------------------------
                                             Gerard B. Moersdorf, Jr.


Dated: February 11, 2000                     /s/ Linda S. Moersdorf
                                             ----------------------
                                             Linda S. Moersdorf


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